APIVA VENTURES LIMITED
c/o Vector Corporate Finance Lawyers
1040 – 999 West Hastings Street
Vancouver, British Columbia V6C 2W2
Tel. No. (604) 683-1102

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

             NOTICE IS HEREBY GIVEN that the Annual General Meeting of Apiva Ventures Ltd. (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on Monday, June 30, 2008 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.	To receive the Report of the Directors to the Shareholders.

2.	To receive the financial statements of the Company for the fiscal period ended December 31, 2007 including the accompanying notes and the auditor’s report.

3.	To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5.	To determine the number of directors at between one (1) and seven (7).

6.	To elect directors to hold office until the close of the next Annual General Meeting.

7.

To consider and, if thought fit, to approve, with or without amendment, a special resolution whereunder the Notice of Articles, once filed, be altered to remove the application of the “Pre-Existing Company Provisions”, as set forth in Table 3 of the Business Corporations Regulations under the Business Corporations Act (British Columbia).

8.

To consider, and, if thought fit, to approve, with or without amendment, a special resolution to authorize the replacement of the existing Articles of the Company with an entirely new set of Articles which comply with the Business Corporations Act (British Columbia).

9.

To consider and, if thought fit, to approve, with or without amendment, special resolutions to alter and amend the issued and authorized share capital of the Company, as fully set out in the accompanying Information Circular.

10.	To consider and, if thought fit, to approve an ordinary resolution to issue to Brian Jenkins, an insider of the Company, 25,000 post-consolidation common shares in the capital stock of the Company in exchange for his officer and director services to the Company to December 31, 2008.

11.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

             The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 30, 2008 being the date of the Meeting, and at the Meeting.

             The directors of the Company fixed the close of business on May 23, 2008 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

             A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

             Please advise the Company of any change in your address.

             DATED at Vancouver, B.C. as of the 29th day of May, 2008.

BY ORDER OF THE BOARD
Apiva Ventures Ltd.

“Brian Jenkins”
Brian Jenkins,
President and Director